                                                                    ------------
                                                                    OMB APPROVAL
                                                                    ------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   453365 20-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Robert S. Matlin, Esq.
                           Camhy Karlinsky & Stein LLP
                            1740 Broadway, 16th floor
                            New York, New York 10019
                                 (212) 977-6600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 15, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
--------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                         Page 2 of 20 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
               Robert Cohen

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       2,827,637 shares (see Item 4 and Item 6)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       2,827,637 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,827,637 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                         Page 3 of 20 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
               Jeffrey Rubin

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       6,000 shares
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       6,000 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                6,000 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                less than .0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                         Page 4 of 20 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
               Stefanie Rubin

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       2,358,654 shares (see Item 4 and Item 6)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       2,358,654 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,358,654 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                         Page 5 of 20 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
               Allyson Cohen

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       576,316 shares (see Item 4 and Item 6)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       576,316 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                576,316 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                         Page 6 of 20 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
               Jeffrey Cohen

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       1,668,947 shares (see Item 4 and Item 6)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       1,668,947 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,668,947 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                         Page 7 of 20 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
               Alan Cohen

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       632,316 shares (see Item 4 and Item 6)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       632,316 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                632,316 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                         Page 8 of 20 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
               Meryl Cohen

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       526,316 shares (see Item 4 and Item 6)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       526,316 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                526,316 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                         Page 9 of 20 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
               Meryl Cohen, custodian for Gabrielle Cohen

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       263,158 shares (see Item 4 and Item 6)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       263,158 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                263,158 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 10 of 20 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
               Meryl Cohen, custodian for Jaclyn Cohen

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       263,158 shares (see Item 4 and Item 6)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       263,158 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                263,158 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 11 of 20 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
               Meryl Cohen, custodian for Erica Cohen

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       263,158 shares (see Item 4 and Item 6)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       263,158 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                263,158 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 12 of 20 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
               Meryl Cohen, custodian for Nicole Cohen

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       263,158 shares (see Item 4 and Item 6)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       263,158 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                263,158 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 13 of 20 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
               Lenore Katz

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       574,561 shares (see Item 4 and Item 6)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       574,561 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                574,561 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 14 of 20 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Broadway Partners (Stefanie Rubin, Allyson Cohen, Jeffrey Cohen, and Meryl Cohen as custodian for Gabrielle Cohen and Jaclyn Cohen individually are the partners of the partnership)

           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       1,092,632 shares (see Item 4 and Item 6)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       1,092,632 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,092,632 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.5%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 15 of 20 Pages
_______________________________________________________________________________


Item 1.  Securities and Issuer.
This statement is the first Amendment to the statement on Schedule 13D filed on June 19, 1998 (the "Statement") with the Securities and Exchange Commission by Robert Cohen, Jeffrey Rubin, Stefanie Rubin, Allyson Cohen, Jeffrey Cohen, Alan Cohen, Meryl Cohen (individually and as custodian for Gabrielle Cohen, Jaclyn Cohen, Erica Cohen, and Nicole Cohen), Lenore Katz, and Broadway Partners (collectively the "Reporting Persons" or the "Group") in connection with the Reporting Persons beneficial ownership of the Series A and Series B preferred stock (collectively the "Preferred Stock") and the common stock, no par value per share (the "Common Stock"), issued by Incomnet, Inc. ("Incomnet" or the "Company").


Item 2.   Identity and Background.
The Reporting Persons, other than Mr. Jeffrey Rubin who does not own any shares of Preferred Stock, have entered into an option agreement with Mr. John P. Casey (the "Option Agreement") which is described in Item 6 and attached hereto as Exhibit A. Pursuant to the Option Agreement, certain voting arrangements exist between the Reporting Persons and Mr. Casey. By virtue of the voting arrangements, Mr. Casey may be deemed a member of the Group.


Item 3.  Source and Amount of Funds or Other Consideration.
Pursuant to the Option Agreement, Mr. Casey will pay the Reporting Persons a total of $300,000 for the option to purchase all of their Preferred Shares. On July 15, 1998, the Reporting Persons received a check in the amount of $150,000 from Mr. Casey and are entitled to receive the remaining $150,000 from Mr. Casey on August 15, 1998.


Item 4. Purpose of Transaction

On June 10, 1998 and June 11, 1998, the Reporting Persons, with the exception of Mr. Jeffrey Rubin, requested the conversion of (i) 809 shares of Series A Preferred Stock for an aggregate total of 4,345,797 shares of Common Stock and
(ii) 832 shares of Series B Preferred Stock for an aggregate total of 4,599,734 shares of Common Stock. According to a press release dated June 15, 1998, the Company stated that it did not have enough shares of Common Stock to complete the conversion requests. The Company reported that it had a shortfall of 11,519,310 shares of Common Stock. Accordingly, on June 18, 1998, the Reporting Persons, without waiving their rights and remedies against the Company for the failed conversions, jointly withdrew their requests to convert their Preferred Stock (the "Recission Notice"). However, prior to receiving the Recission Notice the Company honored a portion of the conversion requests as described below.

         On June 10, 1998 and June 11, 1998, Robert Cohen requested the conversions of 468 shares of Series A Preferred Stock ("Series A") and an aggregate of 208 shares of Series B Preferred Stock ("Series B"). As a result of these conversion requests, Robert Cohen remained the beneficial owner of approximately 416 shares of Series A and 100 shares of Series B.

         On June 11, 1998, Allyson Cohen requested the conversions of 104 shares of Series B. As a result of this conversion request, Allyson Cohen remained the beneficial owner of approximately 100 shares of Series B.

         On June 11, 1998, Jeffrey Cohen requested the conversions of 104 shares of Series B. As a result of this conversion request, Jeffrey Cohen remained the beneficial owner of approximately 100 shares of Series B.

         On June 10, 1998 and June 11, 1998, Alan Cohen requested the conversions of an aggregate of 104 shares of Series B. As a result of this conversion request, Alan Cohen remained the beneficial owner of approximately 100 shares of Series B.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 16 of 20 Pages
_______________________________________________________________________________

         On June 10, 1998 and June 11, 1998, Meryl Cohen requested the conversions of an aggregate of 104 shares of Series B. As a result of this conversion request, Meryl Cohen remained the beneficial owner of approximately 100 shares of Series B.

         On June 10, 1998 and June 11, 1998, Meryl Cohen, acting as custodian for Gabrielle, Jaclyn, Erica, and Nicole Cohen, requested the conversions of an aggregate of 52 shares of Series A for each of their accounts. As a result of this conversion request, Gabrielle, Jaclyn, Erica, and Nicole Cohen each remained the beneficial owners of approximately 50 shares of Series A.

         On June 10, 1998 and June 11, 1998, Lenore Katz requested the conversion of an aggregate of 135 shares of Series A. As a result of these conversion requests, Lenore Katz remained the beneficial owner of approximately 104 shares of Series A.

         On June 11, 1998, Broadway Partners requested the conversions of 208 shares of Series B. As a result of this conversion request, Broadway Partners remained the beneficial owner of approximately 200 shares of Series B.

The Reporting Persons are aware of Mr. Casey's purposes as described in Item 4 of his Sixth Amendment to the Schedule 13D filed on July 16, 1998, however, at this time the Reporting Persons are not acting, and do not have any intent to act, in connection with Mr. Casey to further his purposes other than as required pursuant to the Option Agreement which is more fully described in Item 6. The Reporting Persons entered into the Option Agreement with Mr. Casey for investment purposes only. Although the Reporting Persons currently do not have any present plans or proposals, except as set forth above, which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the
Schedule 13D of the Securities and Exchange Act of 1934, as amended, the Reporting Persons are exploring various options to accomplish their investment purposes. Each of the Reporting Persons reserve the right to determine in the future whether to change the purposes described above.



Item 5. Interest in Securities of the Issuer

(a) and (b) If Mr. Casey were to exercise the Option, the Reporting Persons would no longer be the beneficial owner of approximately 725 shares of Series A and 872 shares of Series B, thereby reducing the Reporting Persons percentage to approximately 5%. Subject to Mr. Casey exercising the Option, each of the Reporting Persons has the sole power to vote, direct the vote of, dispose of, and direct the disposition of their shares. In addition, the Reporting Persons, other than Mr. Jeffrey Rubin, have the right to direct the vote of Mr. Casey as more fully described in Item 6.

The number and percentage of Common Stock beneficially owned by the Reporting Person has changed since the filing of the Statement as listed below (all percentages assume that 31,519,310 shares of Common Stock are outstanding, as reported by Incomnet in its Form 8-K, filed with the Securities and Exchange Commission on June 17, 1998 and assume full conversion of all Preferred Stock prior to sending the Recission Notice at a conversion price of $0.19 per share).

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 17 of 20 Pages
_______________________________________________________________________________



                                Percentage            Sole
                                    of               Voting         Shared Voting           Sole        Shared Dispositive
          Entity                  Class              Power              Power        Dispositive Power        Power
--------------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Robert Cohen (1)                   8.9%            2,827,637             -0-             2,827,637             -0-

Jeffrey Rubin (2)             less than .0%          6,000               -0-               6,000               -0-

Stefanie Rubin (3)                 7.2%            2,358,654             -0-             2,358,654             -0-

Allyson Cohen (4)                  1.8%             576,316              -0-              576,316              -0-

Jeffrey Cohen (5)                  5.3%            1,668,947             -0-             1,668,947             -0-

Alan Cohen (6)                     2.0%             632,316              -0-              632,316              -0-

Meryl Cohen                        1.7%             526,316              -0-              526,316              -0-

Meryl Cohen, custodian for         0.8%             263,158              -0-              263,158              -0-
Gabrielle Cohen

Meryl Cohen, custodian for         0.8%             263,158              -0-              263,158              -0-
Jaclyn Cohen

Meryl Cohen, custodian for         0.8%             263,158              -0-              263,158              -0-
Erica Cohen

Meryl Cohen, custodian for         0.8%             263,158              -0-              263,158              -0-
Nicole Cohen

Lenore Katz (7)                    1.8%             574,561              -0-              574,561              -0-

Broadway Partners (8)              3.5%            1,092,632             -0-             1,092,632             -0-

--------------------
(1) As of the date hereof, Robert Cohen is the holder of (i) currently exercisable warrants to purchase 100,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999 and (ii) currently exercisable warrants to purchase 6,000 shares of Common Stock at an exercise price of $1.09 which expire on January 20, 2000.

(2) Jeffrey Rubin is the holder of currently exercisable warrants to purchase 6,000 shares of Common Stock, at an exercise price of $1.09, which expire on January 20, 2000. Jeffrey Rubin, the spouse to Stefanie Rubin, disclaims beneficial ownership of any Common Stock held by her.

(3) As of the date hereof, Stefanie Rubin is the holder of (i) currently exercisable warrants to purchase 10,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999, (ii) currently exercisable warrants to purchase 16,666 shares of Common Stock, at an exercise price of $3.50, which expire on July 29, 1999,
         (iii) currently exercisable warrants to purchase 55,000 shares of Common Stock, at an exercise price of $2.00, which expire on November 3, 1999, and (iv) 450 shares of Series B Preferred Stock, which may be currently converted into 1,323,529 shares of Common Stock. The conversion price for the 450 shares of Series B Preferred Stock, which is $0.34, equals 80% of the average closing price for the Common Stock on the trading days between June 9, 1998 and June 15, 1998. Stefanie Rubin, the spouse to Jeffrey Rubin, disclaims beneficial ownership of any Common Stock held by him.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 18 of 20 Pages
_______________________________________________________________________________


(4) Allyson Cohen is the holder of currently exercisable warrants to purchase 50,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999.

(5) Jeffrey Cohen is the holder of currently exercisable warrants to purchase 50,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999. Jeffrey Cohen directs the voting and dispositive powers of Broadway Partners (see footnote (8)).

(6) Alan Cohen is the holder of (i) currently exercisable warrants to purchase 100,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999 and (ii) currently exercisable warrants to purchase 6,000 shares of Common Stock, at an exercise price of $1.09, which expire on January 20, 2000.

(7) Lenore Katz is the holder of (i) currently exercisable warrants to purchase 10,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999 and (ii) currently exercisable warrants to purchase 16,666 shares of Common Stock, at an exercise price of $3.50, which expire on July 29, 1999.

(8) Broadway Partners is the holder of currently exercisable warrants to purchase 40,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999.


(c) The following transactions in the Company's securities by the Reporting Persons have been effected since the most recent filing on Schedule 13D:

During the first two weeks in July, 1998, Stefanie Rubin sold an aggregate of 26,928 shares of Common Stock in open market transactions for an aggregate sale price of $22,512.00, with individual prices ranging from $0.38 to $1.13 per share and an average per share price of $0.69.

On July 9, 1998, Alan Cohen sold an aggregate of 40,000 shares of Common Stock in open market transactions at approximately $1.13 per share for an aggregate sale price of $45,000.00.

On July 9, 1998, Meryl Cohen, as custodian for and acting on behalf of Gabrielle Cohen, Jaclyn Cohen, Erica Cohen, and Nicole Cohen, sold for each of these individual accounts 10,001 shares of Common Stock in open market transactions at approximately $1.13 per share for an aggregate sale price of $11,251.13.


(d) None of the Reporting Persons know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Company except for the rights of Mr. Casey pursuant to the Option Agreement which is more fully described in Item 6.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following is a summary of certain terms of the Option Agreement referred to below, a copy of which is annexed hereto as an exhibit to this Amendment and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of the Option Agreement.

On July 15, 1998, the Reporting Persons, other than Mr. Jeffrey Rubin, and Mr. John P. Casey entered into the Option Agreement, pursuant to which the Reporting Persons have granted Mr. Casey the option to purchase approximately 725 shares of Series A and 872 shares of Series B currently owned by them including interests and dividends thereon and any shares of Common Stock received by them on conversion of the Preferred Shares (collectively the "Option Shares"). The price for the Option is $300,000 (the "Option Price"), of which $150,000 was paid on July 15, 1998 and the balance is to be paid on August 15, 1998. The Option is exercisable for a period of

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 19 of 20 Pages
_______________________________________________________________________________



ninety (90) days commencing at 2:00pm (Pacific time) on July 15, 1998 and terminating at 11:59pm (Pacific time) on October 14, 1998 (the "Option Term"). The total purchase price for the Option Shares is two million three hundred thousand dollars ($2,300,000), less the Option Price which is non-refundable if the Option is not exercised, with an adjustment for any dividends and penalties that accrue on the Preferred Stock from July 9, 1998 to the delivery of the purchase price.

Pursuant to the Option Agreement, the Reporting Persons have agreed that they
(i) will not sell, transfer, pledge or otherwise encumber any of the Option Shares, (ii) will not take any action to convert the Preferred Shares without Mr. Casey's consent, (iii) will make all filings required to consummate the sale of the Option Shares and (iv) take all reasonable actions to preserve their rights as holders of the Preferred Shares and underlying common stock. During the Option Term, the Reporting Persons are entitled to vote their Preferred Shares, provided they give Mr. Casey five (5) business days prior notice specifying how they intend to vote. If Mr. Casey exercises the Option during that period, the Reporting Persons agree to vote as directed by Mr. Casey and to deliver an irrevocable proxy whereby Mr. Casey shall be entitled to vote such shares. In addition, Mr. Casey has agreed, for a period of nine months from the date of the Option, to vote his shares of Common Stock as directed by the Reporting Persons (if any directions are given) on any proposal regarding an increase in the authorized shares of the Company's common stock or a reverse stock split that will enable the Company to honor the conversion of the Preferred Shares.

Except as otherwise noted above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Option Agreement, dated July 15, 1998, between John P. Casey and the Reporting Persons.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 20 of 20 Pages
_______________________________________________________________________________


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 1998                             /S/ ROBERT COHEN
                                          ----------------------------------
                                          Robert Cohen

                                          /S/ JEFFREY RUBIN
                                          ----------------------------------
                                          Jeffrey Rubin

                                          /S/ STEFANIE RUBIN
                                          ----------------------------------
                                          Stefanie Rubin

                                          /S/ ALLYSON COHEN
                                          ----------------------------------
                                          Allyson Cohen

                                          /S/ JEFFREY COHEN
                                          ----------------------------------
                                          Jeffrey Cohen

                                          /S/ ALAN COHEN
                                          ----------------------------------
                                          Alan Cohen

                                          /S/ MERYL COHEN
                                          ----------------------------------
                                          Meryl Cohen

                                          GABRIELLE COHEN
                                          By: /S/ MERYL COHEN
                                          ----------------------------------
                                          Meryl Cohen, Custodian

                                          JACLYN COHEN
                                          ----------------------------------
                                          By: /S/ MERYL COHEN
                                          Meryl Cohen, Custodian

                                          ERICA COHEN
                                          By: /S/ MERYL COHEN
                                          ----------------------------------
                                          Meryl Cohen, Custodian

                                          NICOLE COHEN
                                          By: /S/ MERYL COHEN
                                          ----------------------------------
                                          Meryl Cohen, Custodian

                                          /S/ LENORE KATZ
                                          ----------------------------------
                                          Lenore Katz

                                          BROADWAY PARTNERS
                                          By: /S/JEFFREY COHEN
                                          ----------------------------------
                                          Jeffrey Cohen

                                                                     EXHIBIT A

                                OPTION AGREEMENT

                                      AMONG

                  JOHN P. CASEY, ROBERT COHEN, STEFANIE RUBIN,
                    ALLYSON COHEN, JEFFREY COHEN, ALAN COHEN,
                       LENORE KATZ, BROADWAY PARTNERS AND
                   MERYL COHEN, INDIVIDUALLY AND AS CUSTODIAN
                 FOR GABRIELLE COHEN, JACLYN COHEN, ERICA COHEN
                                AND NICOLE COHEN

                               DATED JULY 15, 1998

                                OPTION AGREEMENT


         This Option Agreement ("Agreement") is made as of July 15, 1998 by John
P. Casey, an individual resident in Maryland ("Buyer"), Robert Cohen, an individual resident in New York, Stefanie Rubin, an individual resident in New York, Allyson Cohen, an individual resident in New York, Jeffrey Cohen, an individual resident in New York, Alan Cohen, an individual resident in New York, Lenore Katz, an individual resident in Florida, Broadway Partners, a general partnership, and Meryl Cohen, an individual resident in New York and custodian for Gabrielle Cohen, Jaclyn Cohen, Erica Cohen and Nicole Cohen (collectively, the "Sellers").

                                    RECITALS

         Sellers desire to grant, and Buyer desires to acquire, an option to purchase all of Sellers' Series A and Series B Preferred stock set forth on Schedule A hereto ("Preferred Stock") of Incomnet, Inc., a California corporation (the "Company"), for the consideration and on the terms set forth in this Agreement.

         Now therefore, the parties, intending to be legally bound, agree as follows:

         1. Purchase and Sale of Option; Closing.

                  1.1 The Option.
                      -----------

                  Subject to the terms and conditions of this Agreement, Sellers hereby grant and transfer to Buyer and Buyer hereby acquires from Sellers an irrevocable option to purchase during the Option Term (as defined below) (the "Option") the aggregate number of shares of Preferred Stock as set forth in Schedule A, with each Seller being obligated to deliver to Buyer, upon exercise of the Option, the number of shares of Preferred Stock set forth opposite such Seller's name on Schedule A to this Agreement, together with an Assignment (as defined below) and any and all Common Stock of the Company received by Sellers in respect of any conversion of the Preferred Stock at the Purchase Price (as defined below).

                  1.2 Term of the Option.
                      -------------------

                  The term during which the Option may be exercised ("Option Term") commenced at 2:00 p.m. (Pacific Time) on July 15, 1998 and shall terminate at 11:59 p.m. (Pacific Time) on October 14, 1998.

                  1.3 Option Price.
                      -------------

                  The purchase price for the Option will be $300,000 (the "Option Price") payable in two installments. The first installment shall be $150,000, paid on July 15, 1998, the receipt of which is hereby acknowledged, and the balance of $150,000 shall be delivered on August 15, 1998. If Buyer fails to pay the second installment under this Agreement, this Agreement shall automatically terminate and Sellers shall be entitled to keep the first installment and no party shall have any further obligations under the terms of this Agreement other than the continuing covenant under Section 5.2 of this Agreement and Buyer continues to be obligated to pay the second installment. The Option Price shall be paid by check made payable to Camhy Karlinsky & Stein LLP (the "Camhy Firm"). Sellers shall cause the Camhy Firm to disburse the funds representing the Option Price to the Sellers in proportion to the number of shares of Preferred Stock owned by Sellers. Buyer shall have no responsibility for such disbursement and, upon receipt of Buyer's checks representing the Option Price by the Camhy Firm, Buyer shall be deemed to have performed Buyer's obligation to deliver the Option Price. The Option Price shall be credited in full against the Purchase Price as described below. If Buyer does not exercise the Option during the Option Term, then this Agreement shall automatically terminate and Sellers shall be entitled to retain all funds representing the Option Price and no party shall have any obligation to the other pursuant to this Agreement other than the continuing covenant set forth in Section 5.2 of this Agreement.

                  1.4 Exercise of Option.
                      ------------------

                  At any time during the Option Term, Buyer may exercise the Option, in whole only, by notifying Sellers in writing of Buyer's intention to exercise the Option (the "Exercise Notice"). The Exercise Notice shall provide that, upon satisfaction of all conditions set forth in Section 6 hereof, Buyer shall purchase the Preferred Stock set forth in Schedule A (or the underlying Common Stock) for a total purchase price of $2,300,000, less an amount equal to the Option Price (or portion thereof) paid through the date of the Exercise Closing (as defined below) plus an additional amount owed to reflect the unpaid dividends and penalties that accrue on the Preferred Stock from July 9, 1998 to and until the Exercise Closing (the "Purchase Price"). If the Company shall pay to Sellers accrued dividends or penalties in respect of the Preferred Stock during the Option Term for the period prior to July 9, 1998, such payments shall be credited against the Purchase Price.

                  1.5 Closing of Exercise of Option.
                      ------------------------------

                  The closing for the exercise of the Option and purchase of the Preferred Stock (or underlying Common Stock) shall take place at the offices of Buyer's counsel at 601 South Figueroa Street, Los Angeles, California 90017, at such time as is mutually agreed upon by the parties, but in any event not later than three business days after satisfaction of the conditions set forth in Section 6 of this Agreement (the "Exercise Closing"). At the Exercise Closing, Buyer shall deliver by wire transfer or certified check, the Purchase Price and Sellers shall deliver the stock certificates representing the Preferred Stock, (or in the event of a conversion, the Common Stock received in respect of the Preferred Stock) set forth opposite their names on Schedule A. Sellers shall immediately undertake and use their best efforts to obtain certificates evidencing their shares of Preferred Stock. Sellers shall also deliver at the Exercise Closing such opinions of their counsel required by the Company pursuant to the Certificate of Determination and Stock Purchase Agreements signed by Sellers in connection with the purchase of the Preferred Stock. At the Exercise Closing, Sellers shall all execute an assignment in form and substance reasonably satisfactory to Buyer and his counsel whereby Sellers assign and transfer to Buyer all of Sellers' assignable rights, entitlements, claims and causes of action against all persons, including the Company, whenever accrued, in respect of the Preferred Stock and the Common Stock of the Company into which the Preferred Stock is convertible and specifically including any claim or cause of action arising from or relating to the Company's failure to honor Sellers' attempted conversion of the Preferred Stock on June 10 and 11, 1998 (the "Assignment").

         2. Representations and Warranties of Sellers

         Each of the Sellers represents and warrants to Buyer as follows with respect to such Seller:

                  2.1 Authority, No Conflict.
                      ----------------------

                  This Agreement constitutes the legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with its terms. Such Seller has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform the obligations under this Agreement.

                  Neither the execution and delivery of this Agreement nor the consummation and performance of any of the transactions contemplated by this Agreement will:

                  (i) to the actual knowledge of such Seller without any duty of inquiry, directly or indirectly contravene, conflict with, or result in the violation of any provision of the organizational documents of the Company;

                  (ii) contravene, conflict with or result in the violation of or give any governmental body or any other person the right to challenge the contemplated transaction or to exercise any remedy or obtain any relief under any order to which such Seller or, to the actual knowledge of such Seller without any duty of inquiry, the Company or any of the assets owned or used by the Company, may be subject; or

                  (iii) contravene, conflict with or result in a violation or breach of any agreement or any provision of any agreement to which such Seller is a party or give any person the right to declare a default or exercise any remedy under, or accelerate the maturity or performance of or to cancel, terminate or modify any agreement to which such Seller is a party.

                  2.2 Ownership of Preferred Stock; Legends and Restrictions on Transfer.

                  Such Seller is the sole, true, lawful, record and beneficial owner of the Preferred Stock listed opposite such Seller's name on Schedule A, free and clear of all encumbrances and without restrictions on voting rights or rights of disposition other than pursuant to this Agreement. Such Seller's shares of Preferred Stock are such Seller's sole and separate property, and the execution of a spousal consent to the transactions contemplated by this Agreement is not required. There are no legends or encumbrances on any Preferred Stock other than a securities legend that is substantially identical to the securities legend set forth in Section 4.1 of the Stock Purchase Agreement dated July 29, 1997 under which Stefanie Rubin purchased 134 shares of the Preferred Stock. Except for this Agreement, such Seller has not entered into any contract relating to the issuance, sale, or transfer of any equity securities or securities of the Company. At the Exercise Closing, Buyer will convey good and valid title to such Seller's Preferred Stock or underlying Common Stock being purchased free and clear of any and all claims, liens, charges, encumbrances and security interests.

         3. Representations and Warranties of the Buyer.

                  3.1 Authority.
                      ---------

         This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Buyer has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform his obligations under this Agreement.

                  3.2 Investment Representation.
                      --------------------------

                  Buyer is a sophisticated investor. If Buyer exercises the Option, Buyer will acquire the Preferred Stock (or underlying Common Stock) for his own account for investment and will not engage in a distribution thereof, except transfers exempt from registration requirements of the Securities Act of 1993, as amended, or pursuant to an effective registration statement.

                  3.3 Review of Public Filings.
                      -------------------------

                  Buyer has had an opportunity to review the public filings of the Company and to the extent that there may be any omission or misstatement in such filings made by the Company, Buyer may not use the fact of such misstatement or omission as the basis for any recission of the Option.

         4. Covenants of Sellers.

                  4.1 No Sales, Transfers, Pledges or Encumbrances.
                      --------------------------------------------

                  During the Option Term, none of the Sellers shall sell, transfer, pledge or otherwise encumber any of the Preferred Stock or Common Stock issuable on conversion of the Preferred Stock other than pursuant to this Agreement and none of the Sellers shall take any actions to convert the Preferred Stock into Common stock of the Company without the prior written consent of Buyer. Sellers agree to take all reasonable actions to preserve their rights as holders of the Preferred Stock (and underlying Common Stock), provided that such actions are not otherwise inconsistent with the express terms of this Agreement.

                  4.2 Voting of Preferred During Option Term.
                      --------------------------------------

                  During the Option Term, Sellers shall be entitled to vote their shares of Preferred Stock (and any Common Stock underlying the Preferred Stock), provided that they give Buyer written notice at least five business days prior to the date that they intend to vote such Preferred Stock (the "Voting Notice Period"). Such notice must specify the Sellers' intention as to how they intend to vote their respective Preferred Stock (or underlying Common Stock). If Buyer delivers an Exercise Notice during the Voting Notice Period, upon receipt of such Exercise Notice Sellers shall, without further action hereunder become obligated to vote their shares of Preferred Stock (and any Common Stock received upon conversion of such Preferred Stock) that they are entitled to vote in a manner as directed by Buyer and Sellers shall deliver an irrevocable proxy to Buyer whereby Buyer shall be entitled to vote all of Sellers' Preferred Stock.

                  4.3 Required Filings.
                      ----------------

                  As promptly as practicable after the date of the Exercise Notice, Sellers will make, and will cause each of their affiliates to make, all filings, if any, required by legal requirements to be made by them to consummate the sale of the Preferred Stock set forth on Schedule A (or underlying Common Stock).

                  4.4 Legend.
                      ------

                  Sellers agree to use their best efforts to immediately cause a legend to be placed on each certificate evidencing Preferred Stock which legend reflects the existence of this Agreement (the "Option Legend") and to promptly provide to Buyer copies of all such Preferred Stock certificates bearing the Option Legend.

         5. Covenants of Buyer.

                  5.1 Required Filings.
                      ----------------

                  As promptly as practicable after the date of Exercise Notice, Buyer will make all required filings, if any, to be made by him to consummate the purchase of the Preferred Stock set forth on Schedule A, including all filings under the HSR Act.

                  5.2 Covenant of Buyer Regarding Authorized Stock of the
Company.

                  During the period from July 15, 1998 through April 14, 1999, Buyer agrees to vote the shares of Common Stock currently owned by Buyer as directed by Sellers in connection with any proposal by the Company to increase in the authorized shares of the Company's Common Stock or in favor of a reverse stock split that will enable the Company to honor the conversion of the Preferred Stock.

         6. Conditions to Purchase of Shares.

         Buyer's obligation to purchase the Preferred Stock or the Common Stock following an Exercise Notice shall be conditioned upon (i) there being no proceedings involving a challenge or seeking damages or relief in connection with this Agreement or the transactions contemplated hereby or that might have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement; (ii) receipt of an opinion of counsel addressed to the Company confirming the validity of an exemption from securities registration relating to the transfer from Sellers to Buyer; (iii) Sellers' ability to deliver stock certificates representing the Preferred Stock free and clear of all liens and encumbrances; (iv) delivery by Sellers of an Assignment in form and substance reasonably acceptable to Buyer and his counsel; and (v) receipt of all required consents, if any, including governmental consents required under the HSR Act.

         7. General Provisions.

                  7.1 Expenses.
                      --------

                  Each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants.

                  7.2 Notices.
                      -------

                  All notices, consents, waivers and other communications pursuant to or in connection with this Agreement shall be in writing and will be deemed to have been duly given when (i) delivered by hand (with written confirmation of receipt); (ii) sent by telecopier (with confirmation received), or (iii) received by the addressee if sent by a nationally recognized overnight delivery service (receipt requested); in each case to the appropriate address and telecopier number set forth below, or such other addresses and telecopier numbers as a party may designate by notice to the other parties.

         Sellers:

         Robert Cohen
         1500 Hempstead Turnpike
         East Meadow, New York 11554
         Facsimile:  (516) 390-2220

         Stefanie Rubin
         111 Deer Run
         Roslyn Heights, New York 11577-1969
         Facsimile:  (516) 390-2220

         Allyson Cohen
         1500 Hempstead Turnpike
         East Meadow, New York 11554
         Facsimile:  (516) 390-2220

         Jeffrey Cohen
         1500 Hempstead Turnpike
         East Meadow, New York 11554
         Facsimile:  (516) 390-2220

         Alan Cohen
         1500 Hempstead Turnpike

         East Meadow, New York 11554
         Facsimile:  (516) 390-2220

         Meryl Cohen
         (individually and as custodian for
         Gabrielle Cohen, Jaclyn Cohen,
         Erica Cohen and Nicole Cohen)
         3 Surrey Lane
         Old Westbury, New York 11568
         Facsimile:  (516) 390-2220

         Lenore Katz
         1350 99th Street
         Bay Harbor, Florida 33154
         Facsimile:  (516) 390-2220

         Broadway Partners
         Jeffrey Cohen, Partner
         1500 Hempstead Turnpike
         East Meadow, New York 11554
         Facsimile:  (516) 390-2220

         Copy (which shall not constitute notice) to:
         --------------------------------------------

         Robert S. Matlin, Esq.
         Camhy Karlinsky & Stein LLP
         1740 Broadway, 16th Floor
         New York, New York 10019
         Facsimile:  (212) 977-8389

         Buyer:

         Jack P. Casey
         c/o Meridian
         10220 River Road, Suite 115
         Potomac, Maryland 20854
         Facsimile No.:  (301) 983-9012

                  7.3 Further Assurances.
                      ------------------

                  The parties agree to furnish upon request to each other such further information, to execute and deliver to each other such other documents, and to do such acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents and transactions contemplated by this Agreement.

                  7.4 Entire Agreement and Modification.
                      ---------------------------------

                  This Agreement constitutes a complete and exclusive statement of the terms of the contractual relationships of the parties with respect to the subject matter. This Agreement may not be amended except by written agreement executed by the party to be charged with the amendment. The parties may not assign any of their rights under this Agreement without the prior written consent of the other party or parties, except that this restriction shall not be deemed to prevent Buyer from selling, assigning, or otherwise transferring any of the Preferred Stock or Common Stock underlying such Preferred Stock, provided that Buyer has complied with his investment representations under Section 3.2 of this Agreement. Subject to the preceding sentence, this Agreement will apply to and be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties and their successors and assigns.

                  7.5 Severability.
                      ------------

                  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid and unenforceable only in part or degree will remain and full force and effect to the extent not held invalid or unenforceable.

                  7.6 Counterparts.
                      ------------

                  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

                  7.7 Termination.
                      -----------

                  Notwithstanding any other provisions of this Agreement, in the event that the Company asserts, by not later than 11:59 p.m. (Pacific Time) on July 17, 1998 (the "July 17 Time"), the position that the grant of the Option to Buyer or Buyer's exercise of the Option would trigger any type of shareholder rights plan (or so called "poison pill") that the Company might purport to adopt or to have adopted and either Buyer chooses (in his sole discretion) not to contest such assertion or is unsuccessful in challenging such assertion, then upon notice by Buyer to Sellers on or before the July 17 Time, this

Agreement shall terminate and Sellers shall immediately return to Buyer such portion of the Option Price paid to Sellers as of the date of such notice.

                  7.8 Headings.

                  Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.


                                     BUYER:


                                     /s/ John P Casey
                                     ----------------------------------------
                                     John P. Casey



                                     SELLERS:


                                     /s/ Robert Cohen
                                     ----------------------------------------
                                     Robert Cohen


                                     /s/ Stefanie Rubin
                                     ----------------------------------------
                                     Stefanie Rubin


                                     /s/ Allyson Cohen
                                     ----------------------------------------
                                     Allyson Cohen


                                     /s/ Jeffrey Cohen
                                     ----------------------------------------
                                     Jeffrey Cohen


                                     /s/ Alan Cohen
                                     ----------------------------------------
                                     Alan Cohen

                               /s/ Lenore Katz
                               Lenore Katz


                               BROADWAY PARTNERS


                               By /s/ Jeffrey Cohen
                                  ------------------------------------------
                                  Jeffrey Cohen, Partner


                               /s/ Meryl Cohen
                                  ------------------------------------------
                               Meryl Cohen


                               /s/ Meryl Cohen
                                  ------------------------------------------
                               Meryl Cohen as custodian for Gabrielle Cohen


                               /s/ Meryl Cohen
                                  ------------------------------------------
                               Meryl Cohen as custodian for Jaclyn Cohen


                               /s/ Meryl Cohen
                                  ------------------------------------------
                               Meryl Cohen as custodian for Erica Cohen


                               /s/ Meryl Cohen
                                  ------------------------------------------
                               Meryl Cohen as custodian for Nicole Cohen

                                   SCHEDULE A


------------------------------------------- -----------------------------------
              Name of Seller                          Number of Shares of
                                                        Preferred Stock
------------------------------------------- -----------------------------------

Robert Cohen                                Series A                    416.373
                                            Series B                    100.738


Stefanie Rubin                              Series A                      5.0
                                            Series B                    172.0

Allyson Cohen                               Series B                    100.0

Jeffrey Cohen                               Series B                    100.0

Alan Cohen                                  Series B                    100.0

Meryl Cohen                                 Series B                    100.0

Gabrielle Cohen                             Series A                     50.0

Jaclyn Cohen                                Series A                     50.0

Erica Cohen                                 Series A                     50.0

Nicole Cohen                                Series A                     50.0

Lenore Katz                                 Series A                    104.1

Broadway Partners                           Series B                    200.0

                                            -------------------- ---------------
Total                                                                 1,598.211